

Thomas Marge · 2nd
Founder at inBalance
Lexington, Massachusetts, United States · Contact info
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inBalance
University of Cambridge

Experience

Founder, CEO
inBalance
Aug 2019 – Present · 1 yr 10 mos
We've built a data driven solution to better integrate renewables into energy markets through leveraging advanced electricity price forecasting.

Wind Power Systems Consultant
National Science Foundation (NSF)
May 2016 – May 2019 · 3 yrs 1 mo
Madrid, Spain
Optimization of offshore wind farm layouts by developing cutting edge mathematical models. Advised by Ben Hobbs (Johns Hopkins, Baltimore) and Sara Lumbreras (IIT, Madrid) as a part of the international WINDINSPIRE collaboration. Research has led to multiple invited talks and publication in Wind Energy.

Voting Rights Data Institute Grad Fellow
Massachusetts Institute of Technology
Jun 2018 – Jul 2018 · 2 mos
Greater Boston Area
A collaboration between Tufts University, Harvard University and Massachusetts Institute of Technology to combat gerrymandering with modern statistical methods.

Baseball Scheduling Consultant
The Johns Hopkins University
Dec 2015 – May 2018 · 2 yrs 6 mos
Develop season schedules for multiple minor leagues. Consultant for South Atlantic League and International AAA League. Project Leader for Perfect Game League. Meet with league officials to learn about league-specific guidelines.

Lecturing Teaching Assistant
Johns Hopkins Whiting School of Engineering
Sep 2015 – May 2018 · 2 yrs 9 mos
In support of Applied Mathematics courses each semester. Guest lecturer in absence of faculty members. Experience in Linear Algebra, Differential Equations, and Discrete Mathematics. Teach section of 40 students, hold office hours, and grade a sample of papers from students in section.

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Education

University of Cambridge
Doctor of Philosophy - PhD
2018 – 2022
Advised by John Aston. Research is interdisciplinary and incorporates modern statistical methods, functional analysis, optimization, combinatorial analysis, and graph theory.

Y Combinator
W21
2021 – 2021
https://www.ycombinator.com/companies/23318

The Johns Hopkins University
Master's degree, Bachelor's Degree, Applied Mathematics and Statistics, Mathematics, Graduate Student
2014 – 2018

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Skills & endorsements

Public Speaking · 1
Patrick Maloney has given an endorsement for this skill

Research · 1
David Kirby has given an endorsement for this skill

Leadership · 1
Endorsed by Colin Bowen, who is highly skilled at this

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Interests

The Peabody Institute of The Johns Hopki
3,128 followers

APTS: Academy for PhD Training in Statist
350 members


 **University of Cambridge**
680,857 followers

 **Semblance**
137 followers

 **IEPPEC - International Energy Policy & Prc**
372 members

 **JHU Applied Mathematics and Statistics A**
289 members

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